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                               December 11, 2020

       Josep Bassaganya-Riera
       Chairman, President and Chief Executive Officer
       Landos Biopharma, Inc.
       1800 Kraft Drive, Suite 216
       Blacksburg, VA 24060

                                                        Re: Landos Biopharma,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
1, 2020
                                                            CIK No. 0001785345

       Dear Dr. Bassaganya-Riera:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Portfolio, page 3

   1. We note your response to prior comment 2 and your updated pipeline chart and reissue in part. Please adjust the
length of the bars to reflect whether a study or a trial is ongoing or has been completed. For
example, the bar for BT-11 for Ulcerative Colitis extends to the end of the Phase II
column despite your disclosure elsewhere indicating that you are still conducting the trial.
Similarly, the bar for NX-13 for Ulcerative Colitis extends to the end of the Phase I column
despite your disclosure elsewhere indicating that you are still conducting the trial.
Please revise your pipeline chart for each of your programs to reflect the current clinical
development status for each product candidate.
 Josep Bassaganya-Riera
Landos Biopharma, Inc.
December 11, 2020
Page 2


Business
Our Portfolio, page 90

2. We note your response to prior comment 6 and updated disclosure and reissue the comment. You may summarize your future clinical development and commercialization strategy in the text of your document, but the graphic continues to assume regulatory approvals which may or may not be granted and that the data from your preclinical studies and clinical trials will permit you to further progress each of your product candidates.
Our Strategy, page 95

3. We note your response to prior comment 5 and re-issue in part. You continue to state that you believe you are positioned to "accelerate" the discovery and development of safer and more effective novel therapeutics and that your platform is designed to "accelerate" the development of new therapeutic products. We further note your reference on page 89 of your document to your strategy of "rapidly advancing" development of your product candidates. Please either remove these statements or balance them to clarify that there is no guarantee you will be able to "accelerate" or "rapidly advance" your product candidates, that the process of clinical development is inherently uncertain and that the
      FDA and applicable foreign regulators may not permit you to progress as quickly as envisioned through the clinical, regulatory approval and commercialization process.
NX-13, an oral NLRX1 agonist for the treatment of UC and CD, page 134

4. We note your statement that you have completed a Phase 1 clinical trial for NX-13 in normal healthy volunteers. Elsewhere, including on page 140, you state that you are
      "currently conducting" a Phase 1 clinical trial of NX-13 in normal healthy volunteers.
      Please reconcile your disclosure. To the extent your Phase 1 trial of NX-13 is ongoing, please also adjust the bars in your pipeline chart so that they do not extend to the end of the Phase I column.
       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,
FirstName LastNameJosep Bassaganya-Riera
                                                             Division of
Corporation Finance
Comapany NameLandos Biopharma, Inc.
                                                             Office of Life
Sciences
December 11, 2020 Page 2
cc:       Eric Blanchard
FirstName LastName